DXI Reports Q2 2017 Results

VANCOUVER, BRITISH COLUMBIA, August 10, 2017 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado’s Piceance Basin and the Peace River Arch region in British Columbia, today announced its financial results for the three and six months ended June 30, 2017.

Q2 2017 Key Financial and Operating Highlights are:

1.	Increased operating netback for oil operations by 45% from $20.20/bbl for the three months ended June 30, 2016 to $29.25/bbl for the three months ended June 30, 2017;

2.	Increased operating netback for natural gas operations by 209% from a loss of $2.35/BOE for the three months ended June 30, 2016 to an income of $2.56/BOE for the three months ended June 30, 2017; and

3.	Reduced financing expenses by 39% to $298,000 for the three months ended June 30, 2017 from $485,000 for the comparative period ended June 30, 2016.

CORPORATE SUMMARY – THREE AND SIX MONTHS ENDED JUNE 30, 2017

OPERATIONS	Three months ended June 30,			Six months ended June 30,
	2017	2016	Change	2017	2016	Change
Production
Oil and natural gas liquids (bbls/d)	77	236	-67%	84	315	-73%
Natural gas (mcf/d)	1,237	1,574	-21%	1,401	1,822	-23%
Combined (BOE/d)	283	498	-43%	318	619	-49%

Realized sales prices
Oil and natural gas liquids ($/bbl)	62.10	43.01	44%	60.06	37.85	59%
Natural gas ($/mcf)	3.29	1.84	79%	3.23	2.04	59%

Operating expenses
Oil operations ($/bbl)	25.41	15.42	65%	22.00	15.69	40%
Natural gas operations ($/mcf)	2.56	2.08	23%	2.94	2.66	11%

Operating netback
Oil operations ($/bbl) (1)	29.25	20.20	45%	29.73	15.13	96%
Natural gas operations ($/BOE) (2)	2.56	-2.35	209%	0.30	-4.96	106%

General and administrative expenses ($/BOE)	15.45	8.47	82%	14.02	7.33	91%

Notes:
(1)	Increase was due to an increase in realized oil prices. This was partially offset by the reduction in oil production at Woodrush.
(2)

Increase was due to an increase in realized natural gas prices. This was partially offset by the reduction in natural gas production at Kokopelli in Colorado combined with the planned shut-in of certain low netback gas production at Woodrush.

FINANCIAL (CA$ thousands, except per share)	Three months ended June 30,			Six months ended June 30,
	2017	2016	Change	2017	2016	Change

Revenue	806	1,182	-32%	1,735	2,845	-39%
Royalties	86	178	-52%	188	474	-60%

Cash flow(1)	-279	-162	72%	-624	-477	31%
Cash flow per share (basic)	-0.01	-0.00	38%	-0.01	-0.01	0%
Cash flow per share (diluted)	-0.01	-0.00	38%	-0.01	-0.01	0%

Net loss	1,621	564	187%	3,171	2,163	47%
Basic loss ($/common share)	0.04	0.02	130%	0.07	0.06	18%
Diluted loss ($/common share)	0.04	0.02	130%	0.07	0.06	18%

Capital expenditures, net of dispositions	132	246	-46%	163	497	-67%

Weighted average common shares outstanding (thousands)
Basic	45,842	36,745	25%	45,328	36,628	24%
Diluted	45,842	36,745	25%	45,328	36,628	24%

Debt, net of working capital				9,968	11,184	-11%

Note 1: “Cash flow” is a non-IFRS measure calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from (used in) operating activities. See “Non-IFRS Measure” below for details.

SUPPLEMENTAL FINANCIAL INFORMATION – NON-IFRS MEASURE

	Three months ended		Six months ended
	June 30,		June 30,
(CA$ thousands)	2017	2016	2017	2016

Cash flows from (used in) operating activities	(83)	921	(242)	1,199
Change in operating working capital	(196)	(1,083)	(382)	(1,676)
Cash flow	(279)	(162)	(624)	(477)

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado’s Piceance Basin (25,684 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations- New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com